Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc.
Commission File No.  000-19891


SET FORTH BELOW IS THE
TEXT OF SLIDES USED DURING
PRESENTATIONS BY SCHULER HOMES, INC.



                           [SCHULER HOMES, INC. LOGO]

                                 SCHULER HOMES

                             INVESTOR PRESENTATION

                                 September 2000

STRATEGIC RATIONALE
--------------------------------------------------------------------------------

-  Creates "Top 15" builder in terms of revenue and closings

   -  Combined LTM revenues over $1.1 billion

   -  Combined LTM closings of 4,663

-  Provides for significant expansion into the California market

-  Leading market share positions in top Western US markets

-  Doubles market capitalization and strengthens financial resources

   -  40.2 million shares outstanding

-  Immediately accretive to earnings (without synergies)

-  Strong financial results for each company

   -  3-year historical revenue growth of 58% on a combined basis

   -  Among the highest margins in the industry

   -  Backlog of $449 million, up 38% from 1999

-  Strong land position positions company for future growth

   -  Over 27,000 lots controlled; 48% optioned

-  Further enhances the depth and strength of management

   DOUBLES SIZE OF COMPANY AND CREATES A WELL-DIVERSIFIED WESTERN US BUILDER

MANAGEMENT TEAM
--------------------------------------------------------------------------------

                      DEEP AND EXPERIENCED MANAGEMENT TEAM

                                JAMES K. SCHULER
                            Co-Chairman, President,
                            Chief Executive Officer

                                EUGENE ROSENFELD
                                  Co-Chairman

                                CRAIG MANCHESTER
                           Executive Vice President,
                            Chief Operating Officer

                                  PAMELA JONES
                           Executive Vice President,
                            Chief Investment Officer

                                THOMAS CONNELLY
                             Senior Vice President,
                            Chief Financial Officer

                                DOUGLAS TONOKAWA
                           Vice President of Finance,
                            Chief Accounting Officer

WESTERN PACIFIC'S STRONG GROWTH AND PROFITABILITY
--------------------------------------------------------------------------------

-  Western Pacific's California markets are among the fastest growing in the US

-  Western Pacific has a history of strong financial growth and high margins

-  June 30, 2000 backlog of $217 million, up 68% from June 30, 1999 backlog


             REVENUES

          Revenue ($ in millions)

1998             $192.9
1999             $423.3
2000             $550.9

CAGR = 69%


               EBITDA*

           EBITDA ($ in millions)
1998               $24.5       12.7%
1999               $60.8       14.4%
2000               $82.9       15.0%

CAGR = 84%

* EBITDA margin shown in italics

WESTERN PACIFIC OVERVIEW
-------------------------------------------------------------------------------

- Western Pacific is the sixth largest homebuilder in California

          - Wide variety of products with an average price of $338,000

- Well positioned for future growth with existing land position


                  OPERATING DATA BY REGION AS OF JUNE 30, 2000

                                Lots Under Control              LTM          Years of Supply (2)
                           ------------------------------                    -------------------
                           Owned      Optioned    # Total     Closings (1)       Owned   Total
------------------------------------------------------------------------------------------------
SOUTHERN CALIFORNIA
Orange County/Inland Empire   519          666      1,185         272             1.9     4.4
Los Angeles/Ventura           698        1,383      2,081         307             2.3     6.8
San Diego                     920          936      1,856         412             2.2     4.5

NORTHERN CALIFORNIA
Bay Area                      770          339      1,109         179             4.3     6.2
North Bay/Sacramento        1,217        1,597      2,814         471             2.6     6.0
                            -----        -----      -----       -----            ----    ----
Total Lot Inventory         4,124        4,921      9,045       1,641             2.5     5.5
------------------------------------------------------------------------------------------------

(1)      For 12 months ended 6/30/00.

(2) Lots/Closings. Management believes the years of supply to be lower based on projected closings.

LEADING, TOP TIER BUILDER
--------------------------------------------------------------------------------
            THE COMBINED COMPANY CLEARLY RANKS AMONGST THE TOP TIER
                         REGIONAL AND NATIONAL BUILDERS


RANK  COMPANY               LTM CLOSINGS   LTM REVENUE (1)       RANK  COMPANY           EQUITY MARKET CAP (2)
                                              ($000s)                                           ($000s)
-------------------------------------------------------------  -----------------------------------------------
  1   Kaufman & Broad          22,611           $3,855             1    Centex Corporation         $1,867
  2   Lennar Corporation(3)    21,658            4,638             2    Lennar Corporation          1,747
  3   Pulte Corporation        19,455            3,750             3    Pulte Corporation           1,365
  4   Centex Corporation       19,378            3,819             4    D. R. Horton, Inc.          1,279
  5   D. R. Horton, Inc.       19,290            3,474             5    Toll Brothers               1,138
  6   The Ryland Group, Inc.   10,431            2,015             6    Kaufman & Broad             1,009
  7   NVR Inc.                  9,499            2,072             7    NVR Inc.                      697
  8   Del Webb Corp.            8,419            2,040             8    MDC Holdings                  526
  9   Beazer Homes USA, Inc.    7,770            1,455             9    Standard Pacific Corp.        475
  10   MDC Holdings             7,322            1,607            10    Del Webb Corp.                422
  11   PRO FORMA COMBINED       4,663            1,149            11    PRO FORMA COMBINED            357
  12   Hovnanian Enterprises    4,097            1,015            12    The Ryland Group, Inc.        330
  13   M/ I Schottenstein
       Homes, Inc.              4,034              883            13    Beazer Homes USA, Inc.        213
  14   Toll Brothers            3,681            1,574            14    Crossmann Communities         201
  15   Standard Pacific Corp.   3,378            1,191            15    SCHULER HOMES                 178
                                                                  16    Hovnanian Enterprises         169
  NA   SCHULER HOMES            3,022             $613            17    Engle Homes, Inc.             169
  NA   WESTERN PACIFIC          1,641              536            18    M/I Schottenstein Homes, Inc. 159


(1) Homebuilding revenue as of 6/30/00
(2) As of September 11, 2000
(3) Pro forma for US Home transaction
Source: Company reports

LEADING BUILDER IN ATTRACTIVE MARKETS
--------------------------------------------------------------------------------
LEADING POSITIONS IN TOP WESTERN US HOMEBUILDING MARKETS


                                     [MAP]

                          PRO FORMA
                         LTM CLOSINGS          % TOTAL
                           6/30/00
                         ------------        ------------
Colorado
  Consolidated               1,565               33.6%
  Unconsolidated                96                2.1
                         ------------        ------------
    Total Colorado           1,661               35.6%

Hawaii
  Consolidated                 325                7.0%
  Unconsolidated                33                0.7
                         ------------        ------------
    Total Hawaii               358                7.7%
Northern California            974               20.9%
Southern California          1,071               23.0
                         ------------        ------------
    Total California         2,045               43.9%

Oregon                         299                6.4%

Washington                     300                6.4%

Arizona                         --                 --
---------------------------------------------------------
TOTAL                        4,663              100.0%
=========================================================

Source: Company reports

STRATEGICALLY POSITIONED IN FAST GROWING MARKETS
--------------------------------------------------------------------------------

LEADING CALIFORNIA BUILDER - THE COMBINED COMPANY IS AMONG THE LARGEST CALIFORNIA BUILDERS WITH A DIVERSIFIED POSITION THROUGHOUT THE STATE

[MAP OF CALIFORNIA]

BAY AREA
Shlr Closings:     210
WP Closings:       179
----------------------
Total:             389

NORTH BAY/
SACRAMENTO
Shlr Closings:     114
WP Closings:       471
----------------------
Total:             585

ORANGE CO./INLAND
EMPIRE
Shlr Closings:      20
WP Closings:       272
----------------------
Total:             292

L. A./VENTURA COUNTIES
Shlr Closings:      39
WP Closings:       307
----------------------
Total:             346

SAN DIEGO
Shlr Closings:      21
WP Closings:       412
----------------------
Total:             433

LTM closings as of 6/30/00

                                           RANKING
ECONOMIC INDICATORS                       WITHIN US
----------------------------------------  ---------
1995-2025 Population Growth         17.7      1
(million people)

Number of non-Farm Employment       14.4      1
(June 2000, million people)

Gross State Product                  963      1
(1996, in $billions)

1999 Single Family Permits           103      1
(1000 units)

Personal income (1998, $billions)    898      1

Source: US Census Bureau

GEOGRAPHIC DIVERSIFICATION
--------------------------------------------------------------------------------

GEOGRAPHIC DIVERSIFICATION IN ATTRACTIVE GROWTH MARKETS

     SCHULER STAND-ALONE
-----------------------------

 REVENUE LTM AS OF 6/30/00
         $613 MM

[PIE CHART]

Colorado                  49%
California                16%
Hawaii                    14%
Washington                13%
Oregon                     8%

   ASSETS AS OF 6/30/00
          $518 MM

[PIE CHART]

Hawaii                    32%
Colorado                  28%
California                18%
Washington                13%
Oregon                     6%
Arizona                    3%


          PRO FORMA
-----------------------------

 REVENUE LTM AS OF 6/30/00
         $1,149 MM

[PIE CHART]

Colorado                  26%
North Bay                 14%
San Diego                 13%
Bay Area                  11%
L.A.                      11%
Hawaii                     8%
Washington                 7%
Orange County              6%
Oregon                     4%


    ASSETS AS OF 6/30/00
           $964 MM

[PIE CHART]

Hawaii                    18%
Colorado                  15%
San Diego                 13%
North Bay                 12%
L. A.                     12%
Orange County              9%
Bay Area                   9%
Washington                 7%
Oregon                     4%
Arizona                    1%


Source: Company reports

SUMMARY MARKET OVERVIEW
--------------------------------------------------------------------------------

AS OF JUNE 30, 2000


                                       CALIFORNIA
                                -----------------------
($ MILLIONS)                     SHLR     WP      TOTAL  COLORADO HAWAII WASHINGTON OREGON  ARIZONA TOTAL
----------------------------------------------------------------------------------------------------------
Market Rank                        NM       #6       #6       #3      #2      #3       #3      NM
----------------------------------------------------------------------------------------------------------
LTM Revenues                      $99     $536     $635     $298     $88     $81      $47      $0   $1,149

LTM Unit Closings                 404    1,641    2,045    1,661     358     300      299       0    4,663

----------------------------------------------------------------------------------------------------------

Lots Owned                      1,165    4,124    5,289    4,943   2,432     818      425     240   14,147

Lots Optioned                   4,553    4,921    9,474    1,692      91     393      109   1,386   13,145
                                -----    -----   ------    -----   -----   -----      ---   -----   ------
Total Lots Controlled           5,718    9,045   14,763    6,635   2,523   1,211      534   1,626   27,292

----------------------------------------------------------------------------------------------------------

Backlog (units)                   158      642      800      551      99     119       73       0    1,642

Backlog (aggregate sales          $47     $217     $264     $114     $25     $35      $10      $0     $449
value, $ millions) (1)

----------------------------------------------------------------------------------------------------------

(1) Numbers may not add to the total due to rounding.

SUMMARY MARKET OVERVIEW
-------------------------------------------------------------------------------
AS OF JUNE 30, 2000

                                  CALIFORNIA
                           -------------------------
($ MILLIONS)               SHLR        WP      TOTAL    COLORADO   HAWAII   WASHINGTON   OREGON   ARIZONA   TOTAL
                           --------------------------------------------------------------------------------------
Active Subdivisions          8         27        35        14        14        10           11       0        84

Subdivisions Owned          10         52        62        22        14        14           11       2       125

Subdivisions Optioned (1)   12         33        45         4         2         4            2       5        62
                           -----     -----     -----     -----      -----      -----      -----   -----     -----
Total Subdivisions          22         85       107        26        16        18           13       7       187
----------------------------------------------------------------------------------------------------------------
Total Inventories          $78       $405      $483      $129      $149       $62          $29     $13      $864
----------------------------------------------------------------------------------------------------------------
MARKET STATISTICS

Total 1999 Permits (2)                        102.8      38.4       3.4      28.1         16.6    53.2
('000)

Annual Population Growth                        1.5%      1.1%      1.4%      1.2%         1.1%    1.4%     0.8%
(1995-2025)

1999 Homeownership rates                       55.7%     68.1%     56.6%     64.8%        64.3%   66.3%    66.8%

(1) In addition, the Company has lots optioned on the subdivisions owned
(2) Single unit homes
Source: US Census Bureau

ORGANIZATIONAL STRUCTURE
--------------------------------------------------------------------------------
        DEEP AND EXPERIENCED MANAGEMENT TEAM WITH STRONG LOCAL KNOWLEDGE



                              SCHULER HOMES, INC.

       James K. Schuler, Co-Chairman, President, Chief Executive Officer

                         Eugene Rosenfeld, Co-Chairman

      Craig Manchester, Executive Vice President, Chief Operating Officer
        Pamela Jones, Executive Vice President, Chief Investment Officer Thomas Connelly, Senior Vice President, Chief Financial Officer
     Douglas Tonokawa, Vice President of Finance, Chief Accounting Officer

SAN DIEGO

Lance Waite
PRESIDENT

ORANGE COUNTY

Chris Chambers
PRESIDENT

LA/INLAND EMPIRE

John Stanek
PRESIDENT

BAY AREA/VENTURA

Ed Galigher
PRESIDENT

NORTH BAY/SACRAMENTO

Mark Downie
PRESIDENT

WESTERN PACIFIC

NO. CALIF.

Michael McKissick
PRESIDENT

SO. CALIF./ARIZONA

Thomas Rielly
PRESIDENT

COLORADO

David Oyler
PRESIDENT

HAWAII

Michael Jones
PRESIDENT

WASHINGTON/OREGON

Matt Farris
PRESIDENT

SCHULER HOMES

TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

- Structure - Stock for stock merger of equals, fixed exchange ratio

- Consideration

       - Western Pacific shareholders will receive approximately 20.1 million shares of Class B stock having 0.5 votes per share but otherwise having rights equivalent to existing stock (Class A) and will convert to Class A upon Sale/Transfer

       - Schuler has approximately 20.1 million shares of common stock currently outstanding (pre-announcement)

- Accounting Treatment - Purchase accounting with Schuler as the accounting acquiror

- Board Representation - Nine-member board
       - Class A shareholders to elect majority of board

- Controlling shareholders committed to support transaction

- The Company will change its fiscal year end to March 31

- Closing expected in December, 2000 or early 2001

STRONG PRO FORMA FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------

PRO FORMA, ONE OF THE FASTEST GROWING AND LARGEST BUILDERS IN THE US
($ MILLIONS)

- Combined backlog of $449 million represents a 38% increase over comparable 1999

PRO FORMA HOMEBUILDING REVENUE (1)

3-YR CAGR=58%

                  1997    1998      1999       LTM

SCHULER           $230    $283       $507       $613
WESTERN PACIFIC   $193    $423       $551       $536
COMBINED          $423    $706     $1,058     $1,149


PRO FORMA CLOSINGS (1)

3-YR CAGR=35%

                  1997    1998      1999       LTM

SCHULER           1,427    1,827    2,643    3,022
WESTERN PACIFIC     970    1,660    1,693    1,641
COMBINED          2,397    3,487    4,336    4,663

(1) Schuler's financials based on 12 months ending 12/31. Western Pacific's financials based on 12 months ending 3/31; numbers may not add up due to rounding

--------------------------------------------------------------------------------

PRO FORMA, THE COMPANY EXPECTS TO MAINTAIN SOME OF THE HIGHEST MARGINS IN THE INDUSTRY
($ MILLIONS)

-   Combined LTM EBITDA margin of 14.6%

           PRE-TAX EARNINGS (1)

3-YR CAGR=107%

                  1997   1998   1999    LTM
SCHULER           $10     $21    $42    $57
WESTERN PACIFIC    $8     $21    $43    $41
COMBINED          $18     $41    $85    $98


     PRO FORMA HOMEBUILDING EBITDA (1)

3-YR CAGR=78%


                  1997   1998   1999    LTM
SCHULER           $24    $38     $69     $89
WESTERN PACIFIC   $25    $61     $83     $79
COMBINED          $48    $98    $152    $168

(1) Schuler's financials based on 12 months ending 12/31 and Western Pacific's financials based on 12 months ending 3/31; numbers may not add up due to rounding

BALANCE SHEET DATA - AS OF JUNE 30, 2000
--------------------------------------------------------------------------------

   ($ Millions)                   Schuler Homes    Western Pacific

    Cash and Equivalents                 $6.5           $11.4
    Inventories                         459.1           411.5

    HOMEBUILDING DEBT:
        Bank Debt                        70.0           104.9
        Senior notes                     98.8            35.0
        Other Debt                       10.6           131.0
        Convertible Debt                 57.5             0.0
                                       ------          ------
    Total Homebuilding Debt            $236.9          $270.9

    Minority Interest                     2.2            11.8
    Equity                              221.8           118.4
                                       ------          ------
    Total Capitalization               $460.9          $401.1
                                       ======          ======

FINANCIAL IMPACT / STRATEGY
-------------------------------------------------------------------------------

- Doubles equity market capitalization

- Accretive to earnings

- Maintain the Company's credit discipline

- Reduce investment in long-term Hawaii land position
     -Write-down of approximately $22 million, after tax in Q3 2000


         THE COMPANY'S STRONG FINANCIAL POSITION PROVIDES OPPORTUNITIES
                          TO REDUCE COST OF CAPITAL

OPERATIONAL STRATEGY / CULTURAL FIT
-------------------------------------------------------------------------------

- Continue to grow within existing markets and leverage existing brands and local operations and expertise

- Retain experienced management team

- Integrate operations and corporate functions to maximize synergies

     - Schuler and Western Pacific have proven acquisition integration experience

- Continue conservative land acquisition policies

     - Corporate approval of all land acquisitions

     - Maximize return on investment

     - Minimize risk profile of projects

- Decentralized operations with corporate controls

- Pursue opportunities to increase financial services penetration

STRATEGIC RATIONALE
--------------------------------------------------------------------------------

- Creates "Top 15" builder in terms of revenue and closings
     - Combined LTM revenues over $1.1 billion
     - Combined LTM closings of 4,663

- Provides for significant expansion into the California market

- Leading market share positions in top Western US markets

- Doubles market capitalization and strengthens financial resources
     - 40.2 million shares outstanding

- Immediately accretive to earnings (without synergies)

- Strong financial results for each company
     - 3-year historical revenue growth of 58% on a combined basis
     - Among the highest margins in the industry
     - Backlog of $449 million, up 38% from 1999

- Strong land position positions company for future growth
     - Over 27,000 lots controlled; 48% optioned

- Further enhances the depth and strength of management.

   DOUBLES SIZE OF COMPANY AND CREATES A WELL-DIVERSIFIED WESTERN US BUILDER

FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

Certain statements in this presentation may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

In connection with their proposed merger, Schuler Homes and Western Pacific will file a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus will be included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their shareholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones, (808) 521-5661.